Unit B9, 431 Roberts Rd, Subiaco WA 6008Tel: + 618 (08) 6313 3975Fax: + 618 (08) 6270 6339 Email: invest@missionnewenergy.com Website: www.missionnewenergy.com

22 November 2016
ASX ANNOUNCEMENT
RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.
Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Adoption of remuneration report	11,960,821	1,021,692	1,184	706
Resolution 2: Re-election of Director – Mr. Guy Burnett	27,809,357	1,011,154	5,000,194	706
Resolution 3: Re-election of Director – Mr Mohd Azlan bin Mohammed	32,808,017	1,012,134	554	706
Resolution 4: Approval of 10% Placement Facility	32,806,629	1,012,494	1,582	706

Guy Burnett
Company Secretary